Filed Pursuant to Rule 433

Registration No. 333-232144

 Fact Sheet | November 5, 2019 Issuer: Barclays Bank PLC Tenor: Approximately 5 years Reference Asset: Upside Leverage Factor: Buffer Percentage: CUSIP / ISIN: Initial Value: The Closing Value of the Reference Asset on the Initial Valuation Date Final Value: The Closing Value of the Reference Asset on the Final Valuation Date Initial Valuation Date: November 25, 2019 Issue Date: November 29, 2019 Final Valuation Date: November 25, 2024 Maturity Date: November 29, 2024 Selected Structure Definitions Payment at Maturity: Reference Asset Return Total Return on Notes 40.00% 45.20% 30.00% 33.90% 20.00% 22.60% 10.00% 11.30% 5.00% 5.65% 0.00% 0.00% -10.00% 0.00% -15.00% 0.00% -20.00% -5.00% -25.00% -10.00% Reference Asset Return: The performance of the Reference Asset from the Initial Value to the Final Value -30.00% -15.00% -50.00% -35.00% -100.00% -85.00% Color Map FALSE TRUE FALSE TRUE TRUE TRUE TRUE FALSE FALSE TRUE FALSE FALSE TRUE FALSE FALSE TRUE FALSE FALSE 06747NN42 / US06747NN428 Buffered SuperTrack Notes Hypothetical Payment at Maturity The S&P 500 Index (Bloomberg ticker: 'SPX <Index>') [1.13 - 1.15], to be determined on the Initial Valuation Date 15.00% of the Initial Value • If the Reference Asset Return is less than -15.00%, an amount calculated as follows: $1,000.00 If you hold the notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount of notes equal to: Payment at Maturity $1,452.00 • If the Reference Asset Return is greater than 0.00%, an amount calculated as follows: $1,339.00 $1,000 + ($1,000 x Reference Asset Return x Upside Leverage Factor) $1,226.00 •IftheReferenceAssetReturnislessthanorequalto0.00%butgreaterthanorequalto-15.00%,$1000 per $1,000 principal amount note; or $1,113.00 $1,056.50 Thenotesarenotsuitableforallinvestors.YoushouldreadcarefullytheaccompanyingPricingSupplement(togetherwithalldocumentsincorporatedbyreferencetherein)formoreinformationontherisksassociatedwithinvestinginthenotes.Anypayment,includinganypaymentatmaturity,isnotguaranteedbyanythirdpartyandissubjecttoboththecreditworthinessoftheIssuerandtheexerciseofany U.K. Bail-in Power, as further described in the accompanying Pricing Supplement. $1,000 + [$1,000 x (Reference Asset Return + Buffer Percentage)] $1,000.00 IftheReferenceAssetReturnislessthan-15.00%,youwilllose1.00%oftheprincipalamountofyournotesforevery1.00%thattheReferenceAssetReturnfallsbelow-15.00%.Youmayloseupto85.00%ofthe principal amount of your notes at maturity. $1,000.00 $950.00 $900.00 $850.00 AlltermsthatarenotdefinedinthisfactsheetshallhavethemeaningssetforthintheaccompanyingpreliminarypricingsupplementdatedOctober29,2019(the'PricingSupplement').Alltermssetforthordefinedherein,includingallprices,levels,valuesanddates,aresubjecttoadjustmentasdescribedintheaccompanyingPricingSupplement.IntheeventthatanyofthetermssetforthordefinedinthisfactsheetconflictwiththetermsasdescribedintheaccompanyingPricingSupplement,thetermsdescribedintheaccompanyingPricingSupplement shall control. $650.00 $150.00  Assuming that the Upside Leverage Factor will be set at 1.13 $0 $200$200$200$200 $400 $400 $600$600$600$600 $800$800$800$800 $1,000 $1,000$1,000$1,000 $1,200 $1,200$1,200$1,200 $1,400 $1,400$1,400$1,400 $1,600 $1,600$1,600$1,600 $1,800 $1,800$1,800$1,800 -100%-100%-100%-100%-100% -90%-90% -80%-80% -70%-70% -60%-60% -50%-50% -40%-40% -30%-30% -20%-20% -10%-10% 0% 10%10% 20%20% 30%30% 40%40% Payment at MaturityPayment at MaturityPayment at MaturityPayment at MaturityPayment at MaturityPayment at MaturityPayment at MaturityPayment at MaturityPayment at MaturityPayment at Maturity Reference Asset Return Reference Asset Return Reference Asset ReturnReference Asset ReturnReference Asset ReturnReference Asset Return Reference Asset ReturnReference Asset ReturnReference Asset ReturnReference Asset ReturnReference Asset ReturnReference Asset ReturnReference Asset ReturnReference Asset Return Reference Asset ReturnReference Asset ReturnReference Asset ReturnReference Asset Return

BARCLAYS

Fact Sheet | *November 5, 2019*

Buffered SuperTrack Notes

Summary Characteristics of the Notes

• Commissions—Barclays Capital Inc. will receive commissions from the Issuer of up to 3.55% of the principal amount of the notes, or up to $35.50 per $1,000 principal amount. Please see the accompanying Pricing Supplement for additional information about selling concessions, commissions and fees.

• Estimated Value Lower Than Issue Price—Our estimated value of the notes on the Initial Valuation Date is expected to be between $912.30 and $952.30 per note. Please see "Additional Information Regarding Our Estimated Value Of The Notes" in the accompanying Pricing Supplement for more information.

• Potential for Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Reference Asset Return is less than -15.00%, you will lose 1.00% of the principal amount of your notes for every 1.00% that the Reference Asset Return falls below -15.00%. You may lose up to 85.00% of the principal amount of your notes. Any paymeny on the notes, including the repayment of principal, is subject tp the credit risk of Barclays Bank PLC.

• Payment at Maturity Is Based Solely on the Closing Value on the Final Valuation Date—The Final Value (and resulting Reference Asset Return) will be based solely on the Closing Value of the Reference Asset on the Final Valuation Date (as compared to the Initial Value). Therefore, if the value of the Reference Asset drops on or before the Final Valuation Date, then the Payment at Maturity you may receive on the notes may be significantly less than it would have been had such payment been linked to the value(s) of the Reference Asset at any time prior to such drop.

Summary Risk Considerations

• Credit of Issuer—The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. In the event the Issuer were to default on its obligations, you may not receive any amounts owed to you, including any payment at maturity under the terms of the notes.

• U.K. Bail-In Power—Each holder of notes acknowledges, accepts, and agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority, which may be exercised so as to result in you losing all or a part of the value of your investment in the notes or receiving a different security from the notes that is worth significantly less than the notes. Please see "Consent to U.K. Bail-In Power" in the accompanying Pricing Supplement for more information.

• Historical Performance—The historical performance of the Reference Asset is not an indication of the future performance of the Reference Asset over the term of the notes.

• Conflict of Interest—In connection with our normal business activities and in connection with hedging our obligations under the notes, we and our affiliates play a variety of roles in connection with the notes, including acting as calculation agent and as a market-maker for the notes. In each of these roles, our and our affiliates' economic interests may be adverse to your interests as an investor in the notes.

• Lack of Liquidity—The notes will not be listed on any securities exchange. There may be no secondary market for the notes or, if there is a secondary market, there may be insufficient liquidity to allow you to sell the notes easily.

• Tax Treatment—Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your tax situation.

In addition to the summary risks and characteristics of the notes discussed under the headings above, you should carefully consider the risks discussed under the heading "Selected Risk Considerations" in the accompanying Pricing Supplement and under the heading "Risk Factors" in the accompanying prospectus supplement.

Other Information

This fact sheet is a general summary of the terms and conditions of this offering of notes. The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for this offering of notes. Before you invest, you should read carefully the full description of the terms and conditions of, and risks associated with investing in, the notes contained in the Pricing Supplement as well as the information contained in the accompanying prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement. The Pricing Supplement, as filed with the SEC, is available at the following hyperlink:

https://www.creativeservices.barclays/docs/200007927/06747NN42.pdf

You may access the prospectus supplement and prospectus that are incorporated by reference in the Pricing Supplement by clicking on the respective hyperlink for each document included in the Pricing Supplement under the heading "Additional Documents Related To The Offering Of The Notes," or by requesting such documents from the Issuer or any underwriter or dealer participating in this offering. We strongly advise you to carefully read these documents before investing in the notes.

You may revoke your offer to purchase the notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to the Initial Valuation Date. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase of the notes. You may choose to reject such changes, in which case we may reject your offer to purchase the notes.